NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 23, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 11, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between TreeHouse Foods, Inc. and Industrial F&B Investments III, Inc., a direct wholly owned subsidiary of F&B Investments II, Inc., which is indirectly wholly owned by Investindustrial VIII S.C.Sp. (together with Investindustrial S.A. and its affiliates) became effective on February 11, 2026. Each share of Common Stock of TreeHouse Foods, Inc. was exchanged for (i) USD 22.50 in cash , without interest, less any applicable fee, and tax, and (ii) One (1) contractual, non-tradeable Contingent Value Right ("CVR") entitling holders with an opportunity to receive a portion of the net proceeds, if any, from claims arising out of the Company's ongoing litigation against Keurig Dr Pepper Inc.'s wholly owned subsidiary, Keurig Green Mountain, Inc. (see proxy statement for further details), net of applicable taxes and without interest, subject to the achievement of the revenue-based milestone, for each Common Stock of TreeHouse Foods, Inc. held. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 11, 2026.